Exhibit 99.1

FROM:	Kerzner International
The Bahamas
Contact: John Allison
Tel: +1.242.363.6016

FOR IMMEDIATE RELEASE

KERZNER ANNOUNCES FOURTH QUARTER RESULTS

- 2002 RECURRING EPS OF $2.11 VS. $1.48 IN 2001 AND $1.93 IN 2000 -

- PARADISE ISLAND REPORTS RECORD EBITDA OF $142 MILLION
AND GROSS REVENUES OF $507 MILLION -

PARADISE ISLAND, The Bahamas, January 29, 2003 – Kerzner International Limited (NYSE: KZL) today reported recurring net income for the fourth quarter of 2002 of $4.7 million as compared to a net loss of $5.3 million for the same period last year. On this basis, net income per share for the quarter was $0.17, compared to a net loss per share of $0.20 and net income per share of $0.14, in 2001 and 2000, respectively.

For the year, the Company reported recurring net income of $60.2 million, compared to $41.1 million in 2001. On this basis, recurring net income per share for the year was $2.11, compared to $1.48 in the previous year. The Company’s 2002 recurring earnings per share exceeded results of $1.93 achieved in 2000.

The Company reported EBITDA(1) for the quarter, excluding non-recurring items and Kerzner Interactive, of $25.9 million, an 85% increase over the September 11-affected results in the same period last year, achieving comparable results for the same period in 2000, when the Company reported EBITDA of $25.6 million, adjusted to exclude Resorts Atlantic City, which was sold by the Company in early 2001. For the year, the Company reported EBITDA of $150.3 million as compared to $132.9 million in 2001 and $140.2 million in 2000, excluding Resorts Atlantic City.

Butch Kerzner, President of the Company, commented, “Atlantis’s strong results continued despite a general downturn in the travel market. During the year, Paradise Island achieved several significant new milestones, including record levels of EBITDA in each of the first, third and fourth quarters of the year. Further, Paradise Island exceeded the $500 million gross revenue level for the first time and reported record EBITDA of $142 million for the year. We believe that the business has proven to be resilient against the backdrop of difficult economic times, given that the product is unique, and we have been able to maintain strong room rates throughout the resort. We also benefit from the fact that over the last few years we have broadened the geographic spread of our target markets, even though our penetration of these markets is still low, and thus leaving room for further growth.”

The Company recorded net income in the quarter of $1.2 million, compared to a net loss of $11.6 million for the same period last year resulting in net income per share of $0.04 compared to a net loss per share of $0.43 for the same period last year. For the year, the Company recorded fully diluted net income per share of $1.41 as compared to $1.14 for the same period last year.

Paradise Island

The Company’s Paradise Island operations achieved gross revenues of $117.8 million and EBITDA of $24.6 million in the fourth quarter, representing increases of 48% and 137%, respectively, over the same period last year. Gross revenues and EBITDA for the period were the highest ever achieved by the Paradise Island business for the fourth quarter, exceeding the previous record results of $105.7 million and $20.7 million, respectively, in the fourth quarter of 2000. The comparable period in 2001 was affected by the downturn in business following September 11.

Atlantis’s revenue per available room (“RevPar”) for the quarter was approximately $156, a 32% increase over the same period last year, reflecting an average occupancy of 72% at a $216 average daily room rate (“ADR”). These results compare to an average occupancy of 56% and ADR of $211 in 2001, and an average occupancy of 73% and ADR of $227 in 2000. For the year, Atlantis achieved RevPar of $198 as compared to $194 and $201 in 2001 and 2000, respectively.

In the Atlantis Casino, table drop and slot win for the quarter increased by 5% and 33%, respectively, over the same period last year. This quarter’s results benefited from a favorable table hold, which brought the overall table hold percentage for the year to nearly 1% above normal. As compared to 2000, table drop decreased by 14% and slot win increased by 8%. Over the past two years, the Company has concentrated on more profitable player segments of the casino business and increased the mix of more stable and profitable slots business. Despite lower table drop, the gross operating profit margins for 2002 improved by five percentage points over 2000 on a 2% decrease in gaming revenues over the same period.

The Ocean Club, the Company’s luxury resort hotel on Paradise Island, performed strongly, and we believe it continues to outperform other luxury resorts in its category. RevPar in the quarter was approximately $451, an increase of 62% over the same period last year, with an average occupancy of 72% and an ADR of $627. For the year, the Ocean Club achieved RevPar of $473, which represents increases of 21% and 31% above 2001 and 2000, respectively.

Repairs at Harborside at Atlantis (“Harborside”), the Company’s 50%-owned timeshare joint venture on Paradise Island, were completed in the quarter, and this resort reopened in December 2002. Harborside was closed at the end of August 2002 in order to repair significant damage resulting from adverse weather primarily due to Hurricane Michelle. The Company recorded a non-recurring equity loss of $6.9 million, which represents its share of remediation costs required to reopen the resort. This loss has not been reduced by any anticipated insurance recovery, but Harborside has filed a claim with its insurers, that is presently under negotiation.

Connecticut

Mohegan Sun reported slot revenues for the quarter of $183.8 million, an increase of 7% compared to the same period last year. The current quarter represents the first period of comparable casino results after the opening of the Casino of the Sky in September 2001, which added approximately 2,500 slot machines. The current quarter also includes results from the Mohegan Sun Hotel, which opened in July 2002. Slot win per unit per day was $322 for the quarter, a 7% increase, compared to the same period last year.

In the quarter, Mohegan Sun continued to increase its share of the Connecticut slots market from 48% in the same period last year to over 50%. For the year, Mohegan Sun reported $730.8 million in slot revenue, an 18% increase over last year, and also increased its share of the Connecticut slots market from 44% to 48%. For the year, Mohegan Sun captured nearly all of the 9% growth in the Connecticut slots market.

Trading Cove Associates (“TCA”), an entity 50%-owned by the Company, receives payments from the Mohegan Tribal Gaming Authority of 5% of gross operating revenues of the expanded Mohegan Sun operation. The Company recorded income from TCA of $6.6 million in the quarter, compared to $7.1 million in the same period last year. For the year, the Company recorded income from Mohegan Sun of $30.9 million, compared to $27.4 million and $23.6 million in 2001 and 2000, respectively.

One&Only

In the quarter, the Company announced that its luxury resort hotels would be operated and marketed under the One&Only brand as part of its previously announced re-branding efforts resulting from the Company’s name change in June 2002. The One&Only brand was launched in conjunction with the reopening of the One&Only Le Touessrok (Mauritius) in December and was followed by the opening of the newly expanded One&Only Royal Mirage (Dubai) later in the month. The Company will continue the transition by renaming the following luxury resorts as: One&Only Le Saint Geran (Mauritius), One&Only Kanuhura (Maldives) and One&Only Ocean Club in the first half of 2003.

In the quarter, the Company earned fees of $4.5 million from its luxury resort operations as compared to $2.7 million in the same period last year. The current quarter included development fees of $1.5 million relating mainly to the redevelopment of the One&Only Le Touessrok. For the year, the Company earned fees from its luxury resort operations of $8.8 million, compared to $8.0 million for the same period last year. These results exclude results from operations of the Ocean Club, which are still included in the discussion of Paradise Island.

Butch Kerzner commented, “Historically each of our unique hotels in the luxury resorts category operated somewhat independently, without a unified consumer brand. We believed there was a great opportunity to leverage our collection of outstanding properties by bringing them together under a single consumer brand. The new name, One&Only, is descriptive of who we are and reflects what our properties are all about. What we do well is to offer our customers unique experiences. Each of our resort hotels is different and has its own personality; there are no pre-determined formulas. When a customer visits us in the Maldives, Mauritius, Dubai, or The Bahamas, we provide an experience that has real local flavor, something different, a new experience. The customer wants this special, one of a kind experience particularly when traveling for leisure. This became the inspiration for our new One&Only name and we are very excited about the prospects of expanding this business and building this new consumer brand.”

The Company intends aggressively to expand this business segment. In this regard, it has previously announced new management contracts that are either signed or are at advanced stages of discussion in the Maldives, Mexico, Morocco and the Caribbean.

In Mexico, as previously announced in September 2002, the Company became a 50% equity owner and manager of the Palmilla Resort, a 115-key property situated on the southern tip of the Mexican Baja Peninsula, between Cabo San Lucas and San Jose del Cabo. Palmilla lies on a 250-acre site surrounded by natural desert terrain, mountains and the Sea of Cortez and is situated on the most spectacular site in the region along one of the few swimmable beaches in Cabo. The property also includes a signature Jack Nicklaus designed 27-hole championship golf course.

The Company today announced that Palmilla would be undertaking a $75 million expansion project, which will commence in April 2003 that will increase the room count to 174 rooms and significantly upgrade the amenities and public areas offered by the resort. The expansion is expected to be completed by the end of this year and will be financed by Palmilla through local project financing.

Sol Kerzner, Chairman and CEO of the Company commented: “This is a very exciting development project. We have the opportunity to work on a dramatic site that has superb ocean views. The property has outstanding beaches and the topography of the site provides us with some great opportunities to develop a very innovative resort product. When the redevelopment is complete, we are going to have a resort that will be positioned right at the highest-end of the travel market and carry flagship status for One&Only in the US market.”

The new standard rooms at the property, which will have some unique design features, will be in excess of 700 square feet in size, all with spectacular views of the sea. The expansion will also include the addition of 12 suites and 2 luxurious beachfront villas, a new poolside restaurant, a swimming pool, a world class spa with 16 treatment rooms and exercise area, a children’s activity area, a new activity pool, and over 5,000 square feet of new meeting space that will replace the existing meeting space at the facility.

Upon completion of the expansion, the One&Only Palmilla will reopen as a 174-room deluxe, luxury resort hotel comprised of 152 spacious rooms, 2 luxurious villas and 20 suites, and amenities to attract multiple markets from couples to families and high-end corporate incentive groups. Palmilla will be positioned as the premier property in the Los Cabos market and one of the leading resorts in its category in the world.

Liquidity

At the end of the quarter, the Company held $38.9 million in cash and cash equivalents, including $4.8 million in restricted cash. Total interest-bearing debt at the end of the quarter was $472.7 million, which is comprised primarily of $72.0 million drawn under the Company’s Revolving Credit Facility and $400.0 million of senior subordinated notes. For the year, the Company reduced total interest-bearing debt by $51.8 million.

The Company completed the early redemption of its 8-5/8% Senior Subordinated Notes at the end of the year for $74.2 million. The Company financed the call of the notes through drawings on its Revolving Credit Facility and available cash on hand.

The Company also completed the public offering of 2.3 million Ordinary Shares of the Company, owned by Kersaf Investments Limited (“Kersaf”), which included the exercise of the over-allotment option held by the underwriters on this transaction. The offering was priced at $19.50 a share.

During the fourth quarter the Company favorably settled all of its outstanding disputes with Kersaf and accordingly received $32.1 million as a settlement payment. Of this amount, $21.3 million is classified as deferred revenue as of the end of the year and will be recognized as other revenues over the term of the original underlying agreements. The remaining amount of $9.4 million, net of direct legal expenses was recognized as an additional non-recurring gain on settlement of disputes in the quarter.

Shareholders’ equity as of December 31, 2002 was $733.3 million and the Company had 28.1 million Ordinary Shares outstanding.

Kerzner Interactive

The Company today announced plans to discontinue Kerzner Interactive, its online gaming operations. Kerzner Interactive targeted play only from jurisdictions that permitted online gaming. As these jurisdictions have become more restrictive in their acceptance of play, the market size has been reduced and competition has intensified. Without the potential for expansion into other markets, including the United States, the outlook for new business has substantially decreased and achieving profitability is unlikely in the short-to-medium term.

In June 2002, the Company had renegotiated a previous agreement with Station Casinos (“Station”), granting to Station a renewable option to purchase a 50% interest in Kerzner Interactive. The Company and Station have mutually agreed to terminate this transaction. The Company intends to wind down operations by the end of the first quarter of 2003.

About the Company

Kerzner International Limited is a leading developer and operator of premier casinos, resorts and luxury hotels. The Company’s flagship destination is Atlantis, a 2,317-room, ocean-themed resort located on Paradise Island, The Bahamas. Atlantis is a unique destination casino resort featuring three interconnected hotel towers built around a 7-acre lagoon and a 34-acre marine environment that includes the world’s largest open-air marine habitat. The Company also developed and receives certain revenues from Mohegan Sun in Uncasville, Connecticut. Following the completion of a $1 billion expansion, the Native American-themed Mohegan Sun has become one of the premier casino resort destinations in the United States. In its luxury resort hotel business, the Company operates luxury resorts under the One&Only brand. The Company manages nine resort hotels in The Bahamas, Mauritius, Dubai, the Maldives and Mexico and has entered into an agreement to develop and manage a tenth property in the Maldives. For more information concerning the Company and its operating subsidiaries visit www.kerzner.com.

This press release contains forward-looking statements, which are made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. These forward-looking statements involve risks and uncertainties, which are described in the Company’s public filings with the Securities Exchange Commission.

Inquiries should be directed to John Allison, Executive Vice President – Chief Financial Officer of Kerzner International Limited at +1.242.363.6016.

EBITDA(1) is defined as operating income before depreciation, amortization, pre-opening expenses, land sales from Ocean Club Estates, restructuring costs and online gaming operations. Management considers EBITDA to be one measure of the cash flows from operations from the company before debt service that provides a relevant basis for comparison, and EBITDA is presented to assist investors in analyzing the performance of the Company. This information should not be considered as an alternative to any measure of performance as promulgated under accounting principles generally accepted in the United States, nor should it be considered as an indicator of the overall financial performance of the Company. The Company’s method of calculating EBITDA may be different from the calculation used by other companies and, therefore, comparability may be limited.

(Condensed Consolidated Statements of Operations, Reconciliation of Recurring Net Income (Loss) to GAAP Net Income (Loss), Summary Segment and Hotel Operations Data are attached.)

                                                  Kerzner International Limited
                                        Condensed Consolidated Statements of Operations
                                        (In Thousands of Dollars Except Per Share Data)

                                                                For the Three Months       For the Twelve Months
                                                                 Ended December 31,         Ended December 31,
                                                              -------------------------  -------------------------
                                                                  2002         2001          2002          2001
                                                              ------------ ------------  ------------  -----------
                                                                (Unaudited)                      (Unaudited)
 Revenues:
     Casino and resort revenues                                 $ 117,937     $ 79,541     $ 507,997    $ 466,940
     Less: promotional allowances                                  (5,064)      (4,168)      (22,210)     (22,778)
                                                              ------------ ------------  ------------  -----------
         Net casino and resort revenues                           112,873       75,373       485,787      444,162
     Tour operations                                               10,687        7,902        41,063       36,348
     Management and other fees                                     11,421       10,023        41,305       36,806
     Real estate related                                                -            -             -        9,771
     Insurance recovery                                                 -        2,000         1,100        2,000
     Other                                                          1,128        1,094         4,443        3,954
                                                              ------------ ------------  ------------  -----------
                                                                  136,109       96,392       573,698      533,041
                                                              ------------ ------------  ------------  -----------
  Expenses:
     Casino and resort expenses                                    66,602       50,554       268,473      253,019
     Tour operations                                               10,183        6,981        36,767       32,041
     Selling, general and administrative                           27,412       17,412        92,916       80,206
     Real estate related                                                -            -             -        2,865
     Corporate expenses                                             8,321        7,395        32,964       25,106
     Depreciation and amortization                                 15,266       13,437        56,306       51,490
     Restructuring costs (reversal)                                (1,000)       4,532        (1,000)       5,732
     Pre-opening expenses                                               -        1,768             -        6,904
                                                              ------------ ------------  ------------  -----------
                                                                  126,784      102,079       486,426      457,363
                                                              ------------ ------------  ------------  -----------
 Operating income (loss)                                            9,325       (5,687)       87,272       75,678
 Other income and expenses:
     Interest income                                                  987        1,326         3,525        7,471
     Interest expense, net of capitalization                       (8,877)     (11,316)      (39,104)     (52,702)
     Equity in earnings (losses) of associated companies, net      (6,096)         893        (5,209)       3,059
     Gain on settlement of territorial and other disputes           9,390            -        14,459            -
     Other, net                                                        36         (310)         (168)        (760)
                                                              ------------ ------------  ------------  -----------
 Income (loss) before income taxes and extraordinary item           4,765      (15,094)       60,775       32,746
 Income tax provision (benefit)                                    (1,087)      (3,476)           96        1,090
                                                              ------------ ------------  ------------  -----------
 Income (loss) before extraordinary item                            5,852      (11,618)       60,679       31,656
 Extraordinary loss on early extinguishment of debt
     net of income tax effect                                      (4,643)           -       (20,525)           -
                                                              ------------ ------------  ------------  -----------
 Net income (loss)                                                $ 1,209    $ (11,618)     $ 40,154     $ 31,656
                                                              ============ ============  ============  ===========

 Diluted net income (loss) per share:
     Income (loss) before extraordinary item                       $ 0.20      $ (0.43)       $ 2.13       $ 1.14
     Extraordinary loss on early extinguishment of debt           $ (0.16)         $ -       $ (0.72)         $ -
                                                              ------------ ------------  -------------------------
     Earnings (loss) per share - diluted                           $ 0.04      $ (0.43)       $ 1.41       $ 1.14
                                                              ============ ============  ============  ===========

 Weighted average number of shares outstanding - diluted           28,536       26,925        28,544       27,826

                                                      Kerzner International Limited
                                 Reconciliation of Recurring Net Income (Loss) to GAAP Net Income (Loss)
                                             (In Thousands of Dollars Except Per Share Data)
                                                               (Unaudited)

                                                 For the Three Months                            For the Twelve Months
                                                  Ending December 31,                             Ending December 31,
                                    ------------------------------------------------ -----------------------------------------------
                                             2002                    2001                     2002                    2001
                                    ------------------------ ----------------------- ------------------------ ----------------------
                                           $          EPS          $          EPS         $           EPS         $          EPS
                                    ------------- ---------- ------------ ---------- ----------- ------------ ---------- -----------
Recurring net income (loss)          $    4,739   $   0.17    $  (5,318)   $ (0.20)   $ 60,194     $   2.11   $ 41,143    $   1.48
Early extinguishment of debt             (4,643)     (0.16)           -          -     (20,525)       (0.72)         -           -
Kerzner Interactive net loss             (2,363)     (0.08)           -          -      (8,060)       (0.28)         -           -
Share of loss from remediation
   costs at Harborside                   (6,914)     (0.24)           -          -      (6,914)       (0.24)         -           -
Gain on settlement of territorial
   and other disputes                     9,390       0.32            -          -      14,459         0.51          -           -
Restructuring (costs) reversal            1,000       0.03       (4,532)     (0.17)      1,000         0.03     (5,732)      (0.21)
Loss on Atlantic City land sales              -          -            -          -           -            -       (402)      (0.01)
Non-recurring interest expense                -          -            -          -           -            -     (3,355)      (0.12)
Pre-opening expenses                          -          -       (1,768)     (0.06)          -            -     (6,904)      (0.25)
Gain on real estate sales                     -          -            -          -           -            -      6,906        0.25
                                    ------------- ---------- ------------ ---------- ----------- ------------ ---------- -----------
Net income (loss)                    $    1,209   $   0.04    $ (11,618)   $ (0.43)   $ 40,154      $  1.41   $ 31,656     $  1.14
                                    ============= ========== ============ ========== =========== ============ ========== ===========

(1)   Recurring net income (loss) is defined as net income before  extraordinary  loss on the early  extinguishment of debt, net loss from online gaming  operations,  the Company's  share of losses  relating to  remediation  costs at Harborside at Atlantis,  gain on settlement of territorial  and other  disputes,  restructuring  (costs)  reversal,  loss on Atlantic City land sales,  non-recurring interest expense,  pre-opening  expenses and gain on real estate sales from Ocean Club Estates.  Management  presents  recurring net income (loss) to assist  investors in analyzing the  performance  of the Company.  This  information  should not be considered as an alternative to any measure of performance as promulgated under accounting  principles  generally  accepted in the United States, nor should it be considered as an indicator of the overall financial performance of the Company.

(2)   For the year ended December 31, 2002, the Company recorded an extraordinary loss, which arose from the early  extinguishment of debt.

(3)   Kerzner Interactive represents the net loss of the Company's online gaming subsidiary.

(4)   The Company recorded a loss for its share of remediation costs required to re-open  Harborside.  This loss has not been reduced by any anticipated insurance recovery, but Harborside has filed a claim with its insurers, which is presently under negotiation.

(5)   Gain on settlement of territorial and other disputes with Kersaf.

(6)   Restructuring  costs  represent  a provision  for  severance  costs made in 2001 as a result of the  termination  of  employees following the September 11 terrorist attacks.  In 2002, the unused portion of this provision was reversed.

(7)   The Company recorded the termination of interest rate swap agreements in 2001 as non-recurring interest expense.

(8)   Pre-opening expenses in 2001 related to Kerzner Interactive and Ocean Club Golf Course.

(9)   Gain on real estate sales in 2001 represents income earned from the sale of lots at Ocean Club Estates.

                               Kerzner International Limited
                                   Summary Segment Data
                                       (In Millions)
                                        (Unaudited)

                             For the Three Months      For the Twelve Months
                              Ended December 31,        Ended December 31,
                           ------------------------ ---------------------------
                               2002         2001         2002         2001
                           ----------- ------------ ------------- -------------
EBITDA:
  Paradise Island             $24.6        $10.4       $141.7       $118.0
  Mohegan Sun                   6.6          7.1         30.9         27.4
  Luxury resorts                4.5          2.7          8.8          8.0
  Corporate and other          (9.8)        (6.2)       (31.1)       (20.5)
                           ----------- ------------ ------------- -------------
                              $25.9        $14.0       $150.3       $132.9
                           ----------- ------------ ------------- -------------

Paradise Island:
  Gross revenues: (1)
    Casino                     37.3         19.7        129.9        116.5
    Rooms                      37.3         28.7        184.8        176.6
    Food and beverage          28.7         21.7        131.4        121.4
    Other                      14.5          9.4         61.2         52.5
                           ----------- ------------ ------------- -------------
                             $117.8        $79.5       $507.3       $467.0
  Promotional allowances       (5.1)        (4.2)       (22.2)       (22.8)
                           ----------- ------------ ------------- -------------
  Net revenues               $112.7        $75.3       $485.1       $444.2
                           ----------- ------------ ------------- -------------
  EBITDA margin                21.8%        13.8%        29.2%        26.6%

Online gaming:
  Net loss (2)                $(2.4)        $0.0       $(8.1)         $0.0

(1) Excludes  revenue from the  Company's  wholly owned tour  operator and includes the results of the Ocean Club.

(2) Net loss excludes  pre-opening expenses of $1.0 million and $4.6 million during the three and twelve month periods of 2001, respectively.

                               Kerzner International Limited
                             Hotel Operating Performance Data
                                        (Unaudited)

                             For the Three Months          For the Year
                              Ended December 31,        Ended December 31,
                           ------------------------- --------------------------
                               2002         2001         2002         2001
                           ------------ ------------ ------------ -------------
Atlantis:
  Occupancy                      72%          56%          81%          77%
  ADR                           $216         $211         $245         $252
  RevPar                        $156         $118         $198         $194

Ocean Club:
  Occupancy                      72%          51%          68%          64%
  ADR                           $627         $546         $695         $610
  RevPar                        $451         $278         $473         $390